Exhibit 99.48
MANAGEMENT’S DISCUSSION AND ANALYSIS
Amend to reflect restatement of consolidated financial statements for the year ended December 31, 2007
The following discussion and analysis of the operating and financial results of Petroflow Energy Ltd. (“Petroflow” or the “Company”) is for year ended December 31, 2007 and is provided by management as of April 18, 2008. It should be read in conjunction with Petroflow’s audited consolidated financial statements as restated and related notes for the years ended December 31, 2007 and 2006. All dollar amounts are presented in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Additional information including the Company’s Annual Information Form may be found on the Company’s website at www.petroflowenergy.com and on the SEDAR web site at www.sedar.com.
Subsequent to publishing its financial statements for the years ended December 31, 2006 and 2007, Petroflow Energy Ltd. (the “Company”) discovered an error in accounting principles used in the preparation of its consolidated financial statements for the years ended December 31, 2006 and 2007 and the related interim periods. The Company has restated its consolidated financial statements to correct this accounting error as indicated in note 18.
The error that resulted in the restatement has no impact on funds from operations, cash from operating activities, or on cash balances previously reported. However, certain amounts in the statements of cash flows have been restated to reflect the following adjustments, including expenditures on property and equipment, amortization expense, changes in non-cash working capital, and unrealized foreign exchange gains and losses.
The accounting error related to the method previously used by the Company in translating balance sheet and income statement accounts from its US operations into Canadian dollars. The Company previously had treated its foreign operations as integrated with operations in Canada. The Company has now determined that its business operations in the United States should have been treated as self sustaining.
The main consequences of this redetermination are that, property, plant and equipment located in the USA are translated at applicable period ending rates instead of the historic rates at which the costs were incurred. Coupled with this adjustment, previously recognized foreign exchange gains and losses are excluded from the Statement of Operations and instead are included in the Statement of Comprehensive Loss.
There has been no change whatsoever in the underlying performance of the Company’s business operations. However, the changed method of translating historic costs which were partially funded when the US dollar was at a significant premium to the Canadian dollar has caused a drop in the book value, measured in Canadian dollars of these assets and consequently a corresponding reduction in the book value of Shareholders Equity.
As our banking covenants are based on the operations of our US subsidiary, measured in US dollars, the restatement of the financial statements has no effect on our banking arrangements.

FORWARD-LOOKING INFORMATION
This discussion and analysis contains forward-looking information relating to future events. In some cases, forward-looking information can be identified by such words as “anticipate”, “continue”, “estimate”, “except”, “forecast”, “may”, “will”, “project”, “should”, “believe” or similar expressions. In addition, statements relating to “reserves” or “resources” are forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities estimated and can be profitably produced in the future.
These statements represent management’s best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in both the Management’s Discussion and Analysis and in the Company’s Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.
NON-GAAP MEASURES
This document contains the terms “funds from operations”, which is a non-GAAP term. The funds from operations measurement is expressed before changes in non-cash working capital and is used by the Company to analyze operations, performance, leverage and liquidity. This term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities or net income (loss) as determined in accordance with GAAP as an indicator of the Company’s performance. The reconciliation between net loss and funds from operations can be found in the Statements of Cash Flows included in the audited consolidated financial statements noted above. The Company considers funds from operations to be a key measure that demonstrates ability to generate funds for future growth through capital investment. Funds from operations as presented does not have any standardized meanings prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
BARREL OF OIL EQUIVALENCY
Natural gas reserves and volumes contained herein are converted to barrels of oil equivalent (“boe”) amounts using a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel (“bbl”) of oil (“6:1”). The terms “barrels of oil equivalent” may be misleading, particularly if used in isolation. A BOE conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. The reader should be aware that historical results are not necessarily indicative of future performance.
OVERALL PERFORMANCE
The Company was very active in 2007, especially during the last half of the year. The Company spent $45 million on drilling plus another $11 million on facilities and equipment in 2007 compared to 2006 when the Company spent $35.7 million on drilling, $6.4 million on facilities and equipment and $1 million on land acquisitions.
The Company drilled 29 wells in 2007 compared to 53 wells drilled in 2006. The Company drilled 100% of its wells in Oklahoma in 2007 compared to 30% in 2006. New Mexico and Canada

(Alberta) accounted for 58% and 11%, respectively, of wells drilled in 2006. The Company put 27 wells on production (18 – Oklahoma; 1 – Texas; and 8 – New Mexico) in 2007, compared to 33 wells in 2006 (12 – Oklahoma; 19 – New Mexico; and 2 – Canada). Average well costs incurred by the Company in Oklahoma are significantly higher than the average cost of wells drilled in other areas by the Company resulting in the overall increase in drilling costs in 2007.
The Company’s production volumes grew by 192% compared to 2006, due to the additional wells put on production during 2007. The volume increase was partially offset by a 19% decline in gas prices and by a 4% increase in oil and natural gas liquids prices, the result being a 153% increase in total revenues for the year.
Oklahoma
The Hunton resource play in the State of Oklahoma is the Company’s primary asset and opportunity for future growth. Petroflow’s focus during 2007 was on drilling opportunities located on the area of mutual interest lands acquired by Petroflow under the terms of the farm-in agreement with Enterra Energy Trust (“Enterra”). The terms of this agreement allow for the Company to have a rolling option to drill wells on the basis of paying, as a percentage of Enterra’s working interest, 100% of the capital costs in the property to earn a 70% working interest. These percentages are proportional to Enterra’s working interest on a property by property basis, and generally result in the Company paying about 80% of costs to earn a 56% net working interest. The option to drill is subject to meeting minimum drilling commitments (including annual capital expenditures of approximately U.S. $30,000,000) as specified in a mutually agreed upon plan of development. The Company is the operator during the drilling process, with Enterra taking over operatorship once each well is put on production.
In December 2005, the Company purchased a working interest in certain wells drilled on the Brittany property located in Oklahoma. In June 2007, the Company sold this property for total proceeds of $1.8 million.
New Mexico
The San Juan basin is one of the largest coal bed methane producing areas in North America and is situated in New Mexico. The Company’s interest in the Juniper project, located in this basin, was purchased in August of 2005. There are approximately 12,000 acres under development in this property. The Company considers this to be a low cost area in which to drill and plans to further develop this area during 2008 while at the same time seeking opportunities to realize on this investment.
Texas
The Company purchased an operated oil producing property in the Permian Basin in Midland, Texas, in December of 2005. There was no drilling on this property during 2007. The Permian Basin in Midland is considered to be a steady cash flow property and has a positive impact on the Company’s overall operations.
Canada (Alberta)
Capital expenditures in Canada were limited to further testing of the Company’s two potential coal bed methane wells. These wells remain prospective at this time.

SELECTED ANNUAL INFORMATION

(Dollars, except per share amounts)	2007	2006	2005

Oil and natural gas sales, net of transportation	$21,725,173	$8,493,685	$1,491,804

Net loss	(6,787,325)	(6,336,018)	(1,677,814)
-per share, basic and diluted	(0.25)	(0.25)	(0.23)

Total assets	103,029,282	66,109,707	24,150,840
Working capital deficiency	(17,146,851)	(33,250,770)	(5,191,706)
Total long term debt (1)	60,776,518	5,459,805	1,518,274
Capital expenditures	56,026,844	43,138,253	15,698,423
Funds from operations	1,023,801	(2,872,456)	(820,236)
-per share, basic and diluted	0.04	(0.12)	(0.11)

Common shares outstanding	29,242,344	24,858,902	20,444,555
Basic weighted average common shares outstanding	26,815,379	23,293,792	7,201,431

(1)	Includes the long-term portion of the obligation under capital lease, fair value of financial instruments, long term debt and the asset retirement obligation.
Petroflow’s growth has been driven through strategic acquisitions and the subsequent development of these properties. In 2004 the Company’s operations were exclusively in Canada (Alberta) in the Westlock (purchased in September 2004) and Chamberlain (sold in June 2004) areas. In 2005, the Company acquired a working interest in the Garrington area of Alberta, as well as in the Juniper, Brittany and Midland properties. In January 2006, the Company entered into the farm-in agreement with Enterra and commenced drilling on the farm-in acreage in March 2006. Petroflow’s growth since commencement of the farm-in agreement has predominantly come from its drilling activity in Oklahoma.
Over 80% of the Company’s 2007 production was natural gas, resulting in the Company’s revenues and earnings closely tracking changes in natural gas pricing. With this in mind, the Company has entered into financial derivative contracts to help manage these natural gas price fluctuations resulting in more predictable cash flow.
With the large production volume increases from 2004 to 2007, the Company has experienced a consistent increase in revenues, total assets, and capital expenditures. As the Company is actively growing and having to make substantial capital expenditures, the net earnings, long term debt and funds from operations balances have also been increasing year over year.

RESULTS OF OPERATIONS
Production

	Three months ended December 31,		Year ended December 31,
Year ended December 31,	2007	2006	2007	2006

Total Average Volumes
Oil & NGL (bbls)	23,495	7,599	94,189	32,217
Natural Gas (mcf)	798,476	333,864	2,461,311	852,383
Total (boe)	156,574	63,243	504,407	174,281

Daily Sales Volumes — Average
Oil & NGL (bbls/day)	255	83	258	88
Natural Gas (mcf/day)	8,679	3,629	6,743	2,335
Total (boe/day)	1,702	687	1382	477

Volumes
Sales volumes for the year ended December 31, 2007 increased over the year ended December 31, 2006 by 189%, primarily due to the drilling program in Oklahoma. This activity has resulted in continual volume increases as new wells are drilled and completed. Sales volumes increased by 148% for the three months ended December 31, 2007, compared to the same period in 2006, for the same reasons. In December 2007, production was negatively affected due to a severe ice storm in Oklahoma. The damage from the storm was repaired and production was restored in early January 2008. Overall, production volumes were 325 boepd less than anticipated for the month of December 2007 (108 boepd for the quarter) due to this severe weather.
Commodity Prices

	Three months ended December 31,			Year ended December 31,
Year ended December 31,	2007	2006	% Change	2007	2006	% Change

Average Prices

Oil & natural gas liquids ($/bbl)	$79.03	$71.21	11%	$76.51	$73.56	4%
Natural gas ($/mcf)	$4.60	$6.36	(28%)	$6.01	$7.43	(19%)

$/boe	$40.93	$42.00	(3%)	$43.60	$49.92	(13%)

Average Benchmark Prices

Average exchange rate: US $ to Cdn $	$1.02	$0.88	16%	$0.94	$0.88	6%
WTI (US$/bbl)	$90.71	$60.97	49%	$72.30	$66.96	8%
Edmonton Light ($/bbl)	$76.35	$64.99	17%	$72.80	$72.66	0%
NYMEX (US$/mm btu)	$6.97	$6.82	2%	$6.95	$6.56	6%
AECO natural gas ($/GJ)	$5.69	$6.36	(11%)	$6.15	$6.30	(2%)

Natural Gas
Natural gas sales for the three months ended December 31, 2007, compared to the same period in 2006, decreased by 28% from $6.36 to $4.60, due to the fact that natural gas produced in Oklahoma is sold at prices which, on average, are approximately $1.30/mcf less than Henry Hub prices and a much higher percentage of the Company’s production during the year came from Oklahoma in 2007 compared to 2006.
In early 2008, Petroflow commenced renegotiation of two of its three gas contracts in Oklahoma. The Company is currently receiving production revenues from Oklahoma under a letter of intent under the new pricing terms on one of these contracts, representing approximately 60% of its gas production from Oklahoma. Based on anticipated finalization of these contracts, Petroflow expects that overall oil and gas prices received will increase over what would otherwise have been realized by approximately 15%.
Oil and Natural Gas Liquids
Petroflow’s oil and natural gas liquids price averaged $76.51/bbl for 2007, compared to $73.56/bbl for 2006. This is consistent with market prices, which saw WTI prices increase by 8% during 2007. For the three months ended December 31, 2007 compared to the same period in 2006, average prices increased from $71.21 to $79.03, consistent with the market price increase. A majority of the Company’s oil production in 2007 was received from Oklahoma which receives prices closer to WTI as opposed to production in Texas and Alberta, areas which produced the majority of Petroflow’s oil in 2006.
Oil and Gas Sales

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Oil and natural gas liquids	$2,132,038	$521,335	309%	$7,206,425	$2,369,912	204%
Natural gas	$4,229,096	$2,119,482	100%	$14,786,909	$6,329,330	134%

Total oil and natural gas revenues	$6,361,134	$2,640,817	141%	$21,993,334	$8,699,242	153%

Gross revenues from oil, natural gas and natural gas liquids totalled $22 million for the year ended December 31, 2007, and $6.4 million for the three months ended December 31, 2007, an increase of 153% and 141%, respectively, compared to the corresponding periods in 2006. This increase is mostly attributable to a 189% increase in production due to the Company’s drilling activity on the Oklahoma and New Mexico properties during 2007 and for the last two quarters of 2006. During 2007, the Company put an additional 27 wells on production (18 – Oklahoma; 1 – Texas; and 8 – New Mexico). The increase in sales was not as great as the production increase as sales revenue per mcf of natural gas declined by 19% in 2007, compared to the same period in 2006.
Derivative Instruments

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Unrealized gain (loss)	$(562,197)	$(106,986)	425%	$(454,062)	$494,321	(192%)
Realized gain (loss)	$(259,434)	$(49,152)	428%	$(259,056)	—	(152%)
Per boe	$(5.25)	$(2.47)	112%	$(1.41)	$2.84	(150%)

The Company is exposed to market risks resulting from fluctuations in commodity prices and from time to time may enter into physical and financial commodity contracts to manage its commodity price exposure. During 2006, the Company had financial derivative contracts in place for 700 mmbtu/day of natural gas, and 45 bbls/day of oil. During 2007, the Company entered into two additional derivative contracts for 1,750 mmbtu/day of natural gas and 75 bbls/day of oil. In the fourth quarter of 2007, two additional contracts were entered into for 2,000 mmbtu/day of natural gas and 75 bbls/day of oil. The Company is in compliance with all of its obligations under the financial derivative contracts.
The following tables outline the details of all the Company’s derivative contracts:

Crude Oil	Volume per
Period	day (bbls)	Call Price	Put Price

January 1, 2008 - March 31, 2009	75	$72.80	$65.00
January 1, 2008 - December 31, 2008	75	$107.50	$75.00
January 1, 2009 - December 31, 2009	75	$100.50	$75.00

Natural Gas	Volume per
Period	day (mmbtu)	Call Price	Put Price

January 1, 2008 - March 31, 2008	350	$10.90	$7.25
January 1, 2008 - March 31, 2008	350	None	$7.25
January 1, 2008 - March 31, 2008	1,750	$12.10	$7.50
January 1, 2008 - March 31, 2008	2,000	$9.50	$8.00

April 1, 2008 - September 30, 2008	350	$9.50	$6.00
April 1, 2008 - September 30, 2008	350	None	$6.00
April 1, 2008 - October 31, 2008	1,750	$9.70	$6.50
April 1, 2008 - October 31, 2008	2,000	$10.20	$7.00

November 1, 2008 - March 31, 2009	1,750	$11.40	$7.50
November 1, 2008 - March 31, 2009	2,000	$11.20	$8.00

April 1, 2009 - September 30, 2009	2,000	$10.08	$7.00

October 1, 2009 - December 31, 2009	2,000	$10.80	$7.50
The Company will also participate in the following contracts for the year ended December 31, 2008:

Approximately 775 mmbtu per day at a swap price of $7.00
Approximately 650 mmbtu per day at a swap price of $7.07
Subsequent to December 31, 2007, the Company entered into additional financial derivative contracts for natural gas. The following table outlines the details of these contracts:
Natural Gas

	Volume per
Period	day (mmbtu)	Call Price	Put Price

April 1, 2008 - October 31, 2008	3,000	$10.70	$8.00
November 1, 2008 - March 31, 2009	3,000	$13.55	$8.00
April 1, 2009 - October 31, 2009	3,000	$9.03	$8.00
The Company had an unrealized loss of $454,062 for the year ended December 31, 2007 compared to a gain of $494,321 for the year ended December 31, 2006. The gain or loss is computed based on a mark-to-market valuation of the Company’s derivative contracts. The Company typically purchases “costless collars” which provide a floor price for the Company’s oil and gas production but also set a ceiling on the maximum price available. In periods of appreciating prices such as those experienced at the end of 2007, the Company experiences losses. The realized portion of the loss ($259,056) is the difference between actual prices in 2007 and the ceiling price to which the Company was entitled for the applicable period. The unrealized loss ($454,062) is the amount that could occur if the prevailing prices remained in place for the duration of the term of the derivative contract.
Royalties

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Royalties	$1,478,196	$717,562	106%	$4,930,874	$2,197,847	124%
Per boe	$9.44	$11.35	(17%)	$9.78	$12.61	(22%)

Royalties, which include severance taxes, were $4.9 million for the year ended December 31, 2007, compared to $2.2 million for the year ended December 31, 2006. Expressed as a percentage of gross sales, the royalty rate declined in 2007 to 22% as compared to 25% in 2006. The decline is due to a higher percentage of sales being realized in Oklahoma in 2007. In Oklahoma, the Company receives a rebate of severance taxes on all of its production. The severance rebate amounts to approximately 6% of sales in Oklahoma. All horizontal wells drilled in Oklahoma are eligible for the rebate for a period of two years from commencement of production from the applicable well.
Royalties per boe decreased by 17% for the quarter ended December 31, 2007 as compared to the same period in 2006, for the same reasons discussed above.
Proposed royalty rate changes in Alberta in 2009 are anticipated to have little financial impact on the Company as only 4% of the Company’s sales were earned in Alberta in 2007.
Operating Expenses

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Operating expenses	$2,240,913	$735,449	205%	$6,167,758	$2,629,660	135%
Per boe	$14.31	$11.63	23%	$12.23	$15.09	(19%)

Operating expenses increased by 135% for the year ended December 31, 2007 as compared to the same period in 2006. However, on a per boe basis, operating expenses decreased 19% to $12.23/boe from $15.09/boe in 2006. This decrease is the result of economies of scale related to increased production. As well, in Oklahoma, operating expenses in the early stage of the economic life of wells tend to be high especially when compared to other hydrocarbon production because of the expense involved in dewatering the wells. As the Company now has a number of wells in Oklahoma with declining water production, operating expenses per boe are also declining.
For the three months ended December 31, 2007, operating costs per boe actually increased by 23% as compared to 2006 costs due to workovers being performed on several of the Oklahoma wells as well as the ice storm in Oklahoma in December 2007.

Transportation Costs

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Transportation costs	$99,548	$69,932	42%	$268,161	$205,557	30%
Per boe	$0.64	$1.11	(43%)	$0.53	$1.18	(55%)

Transportation costs represent the cost of delivering the Company’s petroleum products from the wellhead to various sales markets, and are incurred in direct proportion to the production capabilities of the Company’s wells. On a per boe basis, for the year ended December 31, 2007, this expense decreased by 55% to $0.53/boe compared to $1.18/boe for the year ended December 31, 2006 and by 43% to $0.64/boe for the three months ended December 31, 2007, compared to $1.11/boe for the three months ended December 31, 2006. This overall decline is the result of higher gas volumes.
Depletion, Depreciation and Accretion (DD&A)

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Depletion and depreciation	$1,926,364	$748,894	157%	$5,940,961	$2,231,901	166%
Accretion on asset retirement obligation	$(19,089)	$20,967	(191%)	$75,937	$75,632	0%
Write-down of property and equipment	$—	$—	N/A	$—	$350,000	(100%)

	$1,907,275	$769,861	148%	$6,016,898	$2,657,533	126%

Per boe	$12.18	$12.17	0%	$11.93	$15.25	(22%)

The total DD&A rate decreased to $11.93/boe for the year ended December 31, 2007 compared to $15.25/boe for the same period in 2006. This significant decrease was the result of reserve levels increasing significantly relative to production volumes during 2007. Total proved reserves increased by 10.8 million boe, or 113% from December 31, 2006 to December 31, 2007. For the three months ended December 31, 2007, DD&A to $12.18/boe compared to $12.17/boe for the same period in 2006. The increased rate was the result of an increase in anticipated future development costs. The 2006 DD&A rate was also impacted by a $350,000 write-down of property and equipment in the first quarter of 2006, which occurred because incremental expenses were incurred in Canada that had not yet resulted in incremental reserves being recognized at that time. Finally, accretion expense remained consistent for the year ended December 31, 2007, with a marked decrease in the fourth quarter of 2007 because of an increase in estimated reserve life. The estimated reserve life has increased in 2007 as future production decline rates are anticipated to be lower than in 2006. As well the Company anticipates commodity prices in future years to be higher than what was anticipated in 2006, thereby prolonging the estimated economic life of the wells.
General and Administrative Expenses

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

General and administrative	$1,740,974	$1,836,409	(5%)	$5,101,582	$4,979,019	2%
Stock-based compensation	$523,712	$445,091	18%	$1,261,763	$1,816,417	(31%)

Total expense	$2,264,687	$2,281,500	(1%)	$6,363,345	$6,795,436	(6%)

Per boe	$14.46	$36.07	(60%)	$12.62	$38.99	(68%)

General and administrative expenses for the year ended December 31, 2007 were $6.4 million compared to $6.8 million in 2006. The fourth quarter of 2007 remained constant at $2.3 million compared to the same period in 2006. General and administrative expense per boe decreased by

68% from $38.99 for the year ended December 31, 2006 to $12.62 for the same period in 2007 and by 60% from $36.07 for the quarter ended December 31, 2006 to $14.46 for the same period in 2007, both as a result of increased volumes in 2007.
Interest Expense

	Three months ended December 31			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Interest expense and financing expense	$1,271,632	$768,759	65%	$4,205,785	$1,791,255	135%
Per boe	$8.12	$5.99	36%	$8.34	$10.28	(19%)

Interest expense increased by 135% to $4,205,785 for the year ended December 31, 2007 and by 65% to $1,271,632 for the quarter ended December 31, 2007. These increases are a result of higher debt levels for the year and quarter ended December 31, 2007, when compared to the same periods in 2006. Interest expense did however, decrease on a per boe basis in 2007 by 19% as compared to the prior year due to the significant growth in period-over-period production volumes. For the quarter ended December 31, 2007, interest expense per boe increased by 36%, compared to the same period in 2006, primarily due to the increase in capital expenditures and therefore the debt levels in the fourth quarter. The Company had lower debt servicing costs in 2007 on a per dollar borrowed basis compared to 2006.
At December 31, 2007, the Company had $53 million of bank debt outstanding compared to $8.8 million at December 31, 2006. Most of the Company’s debt consists of senior debt facilities provided by a syndicate of U.S. banking institutions. The interest rates charged by the bank are LIBOR plus 2.5% on the first U.S. $47.5 million of funds advanced and LIBOR plus 4% on the next U.S. $6 million.
Income Taxes
For the year ended December 31, 2007, the Company did not recognize any future income taxes or recoveries compared to a recovery of $1,277,560 in 2006. In 2006 the Company recognized a liability related to flow through share renouncement of $1,277,560 offset against share capital in accordance with GAAP, and was then able to fully offset this liability to the extent of current or past losses. There were no flow-through share renouncements in 2007 and while operations have continued to grow, the future tax asset associated with the capital expenditures made has been offset by a valuation allowance at the year end.
Net Loss and Funds from Operations
The Company incurred a net loss in 2007 of $6.7 million compared to net loss of $6.3 million in 2006 which was consistent with the prior year. Higher revenues were offset with higher operating expenses, higher interest cots and higher depletion changes.
The Company’s loss on a per boe basis decreased by 63% for the year ended December 31, 2007, and by 54% for the three months ended December 31, 2007, compared to the same periods in 2006, due to the Company realizing the results of its expenditures – capital and administrative – in the form of more wells being brought on production and the resulting volume increases.

	Three months ended December 31,			Year ended December 31,
	2007	2006	Change	2007	2006	Change

Net loss	$(3,837,080)	$(3,339,056)	15%	$(6,787,325)	$(6,336,018)	7%

Per boe	$(24.51)	$(52.79)	(54%)	$(13.46)	$(36.36)	(63%)

Funds from operations	$(1,092,229)	$(1,668,507)	(35%)	$1,023,801	$(2,872,456)	(136%)
Changes in non-cash working capital items	$(3,846,995)	$4,370,819	(188%)	$(3,256,456)	$5,202,038	(163%)

Cash provided by operating activities	$(4,939,224)	$2,702,312	(283%)	$(2,232,655)	$2,329,582	(196%)

The Company’s funds from operations for the year increased by $3,896,257 from a net use of funds in 2006 of $2,872,456 to a net source of funds of $1,023,801 in 2007. The improvement was due to the Company’s growth in oil and gas production revenues. The increase in revenues more than offset the modest increase in cash general and administrative expenses which are relatively consistent from 2006 to 2007.
The Company had a net use of funds from operations in the fourth quarter of 2007 of $1,092,229 due to four main factors. Production was dramatically effected by an ice storm in Oklahoma in December 2007. Gas prices were significantly lower than in the corresponding quarter of 2006 ($4.60 in 2007, $6.01 in 2006). Operating expenses for the fourth quarter of 2007 were higher than in the corresponding quarter of 2006, primarily due to the Oklahoma ice storm as well as workovers being performed on several of the Oklahoma wells. Finally, general and administrative expenses in the fourth quarter of 2007 were seasonally higher due to the declaration of management bonuses and recognition of year end costs for the Company’s annual audit and engineering reserve report.
The Company’s cash provided by operating activities for the three month period and year ended December 31, 2007 decreased from the same periods in 2006 primarily because of the larger scope of operations of the Company, with the Company spending considerably more on drilling and completion activities, which significantly impacted non-cash working capital items.
SUMMARY OF QUARTERLY RESULTS
Quarterly Financial Information (in thousands except for per share amounts)

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Oil and gas sales	$6,361	$5,753	$5,965	$3,915	$2,641	$2,112	$1,923	$2,024
Funds from operations	(1,092)	510	1,491	115	(1,669)	(484)	(612)	(109)
Per share — Basic and diluted	(0.04)	0.02	0.06	—	(0.07)	0.02	0.03	(0.01)
Net income (loss)	(3,792)	(1,271)	74	(1,797)	(2,880)	(1,158)	(2,013)	(284)
Per share — Basic and diluted	(0.14)	(0.05)	0.00	(0.07)	(0.12)	(0.04)	(0.08)	(0.01)
Total assets	103,029	88,923	82,686	74,873	66,110	41,705	37,016	23,216
Working capital (deficiency)	(17,147)	(53,021)	(53,947)	(46,299)	(33,251)	(12,856)	(2,641)	(6,895)
Quarterly fluctuations in sales volumes, cash flow and working capital deficiency primarily result from production increases due to acquisitions, volumes added through the Company’s drilling program, and changes in realized commodity prices, all of which can be extremely volatile.
Volume increases have occurred primarily though the Company’s drilling program in Oklahoma and to a lesser extent, its drilling program in New Mexico.

Natural gas prices have been volatile through the past eight quarters. Prices declined in the first quarter of 2006 and increased from the fourth quarter of 2006 to the second quarter of 2007. However, prices began to decrease in the last half of 2007. These pricing fluctuations were offset by increases in oil and natural gas liquids pricing during 2006. Prices softened again in the first and second quarter of 2007, but regained strength in the last two quarters of 2007.
LIQUIDITY AND CAPITAL RESOURCES

December 31,	2007	2006	% Change

Working capital (deficiency)	$(17,146,852)	$(33,250,770)	(48%)

Shareholders’ equity	$19,083,256	$20,591,120	(7%)

The Company’s growth strategy since March 2006 has been focussed on continual drilling on its Hunton Resource play in Oklahoma. The development drilling has been financed primarily with bank debt and equity in 2007, compared to equity and promissory notes in 2006. In addition, the Company has used trade accounts payable under normal credit terms from its suppliers and cash flow from operations to continue the funding of its ongoing capital program. In this regard, at December 31, 2007, the Company had a working capital deficiency of $17,146,852.
The Company completed a private placement in July 2007 that raised a total of $8,258,739.
Management expects to fund its 2008 operating and capital budget of approximately $69 million with a combination of funds generated from operations, issuing equity capital as needed and utilizing additional bank financing in the U.S. In February 2008, the Company received an increase of bank financing of US $11,000,000.
Effective April 14, 2008, the Company entered into an amended credit facility agreement (the “New Facility”) with a syndicate consisting of two U.S. banks. The New Facility is a US $200,000,000 credit facility composed of two tranches, “A” and “B”. In total the Company increased its available borrowing capacity by US $23.5 million to a total of US $88 million. The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of US $82 million. Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds drawn. The “B” tranche matures on January 1, 2010, has a borrowing base of US $6 million, and bears interest at LIBOR plus 4%. Substantially all other terms remain the same as the Company’s previous loan facility.
Shareholders’ equity increased by 39% in 2007 to $19,083,256 due primarily to a private placement in July 2007 and increases in contributed surplus related to stock options granted in 2007 and expired warrants of $521,500. The Company realized a net loss of $6,787,325 for the year ended December 31, 2007, and an increase to its opening deficit as at January 1, 2007 of $572,359, related to the change in accounting policy noted below under “Changes in Accounting Policies.”
As of April 15, 2008, the Company has 29,242,344 Common Shares and 2,526,200 options outstanding.

CAPITAL EXPENDITURES

	Three months ended December 31,			Year ended December 31,
	2007	2006	% Change	2007	2006	% Change

Capital Expenditures
Land and rentals	$(20,560)	955,379	(102%)	(118,963)	859,841	(114%)
Seismic	(51)	94,224	(100%)	10,234	146,607	(93%)
Drilling and completions	10,884,227	13,832,449	(21%)	36,998,997	30,260,037	22%
Equipment and facilities	4,150,974	2,831,532	47%	11,801,375	6,414,395	84%
Assets under capital lease	5,528,910	5,391,629	3%	7,190,881	5,391,629	33%
Other assets	108,271	5,002	2,065%	144,320	65,744	120%

Total	$20,651,771	$23,110,215	(11%)	$56,026,844	$43,138,253	30%

Capital expenditures increased by 11% for the year ended December 31, 2007, but decreased by 49% for the quarter ended December 31, 2007, compared to the same periods in 2006. In 2007, the Company spent a significant portion of its developmental drilling budget in Oklahoma where 29 wells were drilled, and 18 wells were put on production during 2007. The Company also incurred capital expenditures in New Mexico where seven wells were completed and eight wells put on production. In the fourth quarter of 2007, less capital expenditures were incurred as a result of only nine wells being drilled compared to 31 wells in 2006. A large portion of the fourth quarter spending in 2006 related to drilling activities in New Mexico that did not occur in the fourth quarter of 2007.
Capital expenditures includes assets under capital lease resulting from an obligation that the Company entered into during 2006 as part of its farm-in agreement. The leased assets consist of two salt water disposal wells drilled in Oklahoma and completed during 2006 as well as infrastructure for all of the wells which were completed in 2007. The lease bears interest at 12%. The lease resulted in the capitalization of $7,190,880 of additional expenditures for the year ended December 31, 2007 and $5,528,910 for the three months ended December 31, 2007.
Commitments
In August 2006, the Company signed two drilling contracts with a service provider whereby, effective at the end of July 2006, two rigs were available to the Company for its drilling program in Oklahoma. One rig has been contracted out at a cost of U.S. $17,000 per day for 730 days, or two years; this rig will subsequently be contracted out on a month to month basis. The second rig is contracted out at a cost of U.S. $17,000 per day for 1,096 days, or three years.
In April 2007, the Company signed a third drilling rig contract with the same service provider for a newer rig in June of 2007 at a rate of U.S. $22,000 per day for three years. The Company has the option under this third contract, with 45 days written notice; to switch one of the older rigs available under the August 2006 contracts for this newer rig should the Company not need a third rig.
OFF-BALANCE SHEET ARRANGEMENTS
No off-balance sheet arrangements were entered into during the three month period and year ended December 31, 2007.

RELATED PARTY TRANSACTIONS
On July 1, 2004 the Company entered into a Management Agreement with Macon Resources Ltd. (“Macon”), a related party by virtue of its significant shareholdings in the Company. Under this agreement and an amended agreement entered into July 1, 2006, Macon provided administrative services and expertise to Petroflow. During the year ended December 31, 2007, the Company incurred administrative fees totalling $317,047 (2006 — $271,006) to Macon. This agreement was terminated in November 2007.
The Company paid Macon a financing fee of $119,820 during the year ended December 31, 2007 relating to a private placement (see note 10 (b1) of the December 31, 2007 financial statements).
The Company also paid Macon a reorganization fee of $118,556 during the third quarter of 2006 for services rendered by Macon in effecting Petroflow’s private placement in June 2006.
On July 1, 2004, the Company entered into a participation agreement with Macon, whereby Macon had the right to participate in a portion of the Company’s oil and natural gas exploration and development and acquisition activities, by paying its proportionate share of the related costs. This Agreement was terminated in June 2006.
As at December 31, 2007, $3,032 (2006 — $60,422) was due to Macon Oil & Gas Corp. (“MOG”), a wholly owned subsidiary of Macon, as operator of one of the Company’s producing properties. Additionally, $220,000 is owed by the Company to MOG (December 31, 2006 — $300,000) in respect of a bank loan in which MOG is the borrower of record with the bank. MOG is charging the Company interest equal to its rate of interest (prime plus one), and the loan is secured by the property.
For the year ended December 31, 2007, legal fees totalling $333,838 (year ended December 31, 2006 — $323,615) were charged to the Company by the Company’s legal counsel where a director of the Company is a partner in the law firm.
For the year ended December 31, 2007, $38,525 was charged to the Company by a director of the Company for services rendered.
On November 30, 2007, a short term advance was paid in the amount of $24,783 (U.S. $25,000) to an officer of the Company. This amount was repaid February 12, 2008.
On September 25, 2006, the Company entered into a loan agreement with a related party that had an initial term of six months and an interest rate of 12% per annum that was repaid in March 2007. (see note 7 of the December 31, 2007 financial statements).
As at December 31, 2007, $384,725 was due to the Company by a joint interest partner in which a director of the Company has an interest.
All transactions with related parties were recorded at exchange amounts and were incurred in the normal course of business.
BUSINESS RISKS AND RISK MANAGEMENT
The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Petroflow attempts to reduce risk in accomplishing these goals through the combination of hiring experienced and knowledgeable personnel and careful evaluation of oil and natural gas acquisitions, exploration and development opportunities.
Most of the Company’s capital program is developmental in nature and has focused on areas where positive production results have already been achieved. The primary risk related to such a strategy is the economical recovery of reserves, rather than whether or not reserves exist. The Company manages this risk by evaluating the risk-reward trade-off and by applying a high degree of technical expertise to its exploitation efforts. The Company is the operator of the drilling and completion activities in the Oklahoma property which provides a measure of control over the timing and location of capital expenditures. In addition, the Company monitors capital spending on an ongoing and regular basis so that the Company maintains liquidity and can anticipate its future financial resource requirements.
The financial capability of the Company’s partners can pose a risk to the Company, particularly when the Company is not the operator and during periods when access to capital is more challenging and prices are depressed. The Company attempts to mitigate this risk by cultivating multiple business relationships and being actively involved in the operations of all non-operated properties.
Commodity price fluctuations pose a significant risk to the Company, and management monitors these on an ongoing basis. External factors beyond the Company’s control may affect the marketability of the natural gas and oil and natural gas liquids produced. The Company has entered into certain financial commodity contracts to help mitigate the fluctuations.
The Company has selected the appropriate personnel to monitor operations and has automated field information where possible, so that difficulties and operational issues can be assessed and dealt with on a timely basis, and so that production can be maximized as much as possible. Not all operations issues, however, are within the Company’s control. Management will address them nonetheless, and attempt to implement solutions which may be, by their nature, longer term.
Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, and spills, each of which could result in damage to wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Company insures against most of these risks (although not all such risks are insurable). The Company maintains liability insurance in an amount that it considers consistent with industry practice; although the nature of these risks is such that liabilities could potentially exceed policy limits. The Company also reduces risk by operating a large percentage of its operations. As such, the Company has control over the quality of work performed and the personnel involved.
The Company anticipates making substantial capital expenditures in the future for the exploration, development, acquisition and production of oil and natural gas reserves. If the Company’s revenues or reserves decline significantly, it may have limited ability to expend or acquire the capital necessary to implement future drilling programs. There can be no assurance that debt or equity financing will be available. The Company mitigates this risk by monitoring expenditures, operations and results of operations to manage available capital effectively.
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, state, provincial and local laws and regulations. Environmental laws and regulatory initiatives impact Petroflow financially and operationally. The Company may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Company may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

FUTURE PROSPECTS
Management is optimistic about the growth of the Company and intends to build on the growth and successes experienced in 2006 and 2007. Petroflow plans to further its Oklahoma farm-in program by drilling an additional thirty wells in 2008 provided there is sufficient drilling rig and financing availability. In Canada, the Company continues to evaluate the results of its 2007 drilling activities and consider further activity as circumstances warrant. With proper evaluation, careful analysis, continued expansion into areas of opportunity, and development of existing areas, management believes that the Company will continue to grow and be successful.
CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make judgments, assumptions and estimates that have a significant impact on the financial results of the Company. The Company’s management reviews its estimates regularly, but new information and changed circumstances may result in actual results or changes to estimated amounts that may differ materially from current estimates. Petroflow’s accounting policies are summarized in Note 1 to the December 31, 2007 consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results:
Oil and natural gas reserves
Under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), “proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (it is possible that the actual remaining quantities recovered will exceed the estimated proved reserves). In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90 percent probability at a company aggregate level that the quantities actually recovered will equal or exceed the estimated reserves. There was no such consideration of probability under previous reporting rules. In the case of “probable” reserves, which are less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable (“P+P”) reserves. As for certainty, in order to report reserves as P+P, the reporting company must believe that there is at least a 50 percent probability at a company aggregate level that the quantities actually recovered will equal or exceed the sum of the estimated P+P reserves. The implementation of NI 51-101 has resulted in a more rigorous and uniform standardization of reserve evaluation.
The oil and gas reserve estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes, reservoir performance or a change in Petroflow’s plans. The effect of changes in proved oil and gas reserves on the financial results and position of Petroflow is described under the heading “Impairment of Property, Plant and Equipment”.
Depletion and depreciation
Petroflow uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and developments are capitalized whether or not the activities funded were successful. The aggregate of net capitalized costs and estimated future development costs is amortized using the unit of production method on estimated proved oil and gas reserves. An increase in estimated proved oil and gas reserves would result in a corresponding reduction in depletion expense. A decrease in estimated future development costs would result in a corresponding reduction in depletion expense.
Impairment of property, plant & equipment
Petroflow is required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. Impairment is indicated if the carrying value of the long-lived oil and gas asset is not recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the property, plant and equipment is charged to net income. The cash flows used in the impairment assessment require management to make assumptions and estimates about recoverable reserves (see Oil and natural gas reserves), future commodity prices and operating costs. Changes in any of the assumptions, such as downward revision in reserves, a decrease in future commodity prices, or an increase in operating costs could result in an impairment of an asset’s carrying value.
Asset retirement obligation
Petroflow is required to recognize and measure liabilities associated with capital assets. A liability is recognized equal to the discounted fair value of the obligations in the period in which the asset is recorded with an equal offset to the carrying amount of the asset. The liability then accretes to its fair value with the passage of time. Management is required to estimate the timing and future costs to settle liabilities. Changes in the estimated future costs, the timing of these costs, and the discount rate will impact the liability, related asset and expense.
Fair value of derivative instruments
Petroflow utilizes financial derivatives to manage market risk. The purpose of the hedge is to provide an element of stability to Petroflow’s cash flow in a volatile environment. Petroflow recognizes the fair value of derivative contracts on its balance sheet with the change in fair value recognized in net income of the period. The fair value of the derivative contracts is based on forward commodity prices. Any change in commodity prices will impact the fair value of the contracts and therefore net income of the period.
Stock-based compensation
The Company’s Stock Option Plan provides for granting of stock options to directors, officers and employees. The Company uses the fair value method for valuing stock option grants. Compensation costs attributed to share options granted are measured at fair value at the grant date and expensed over the expected exercise time-frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.
Income taxes
The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from the liability estimated or recorded.

Other estimates
The accrual method of accounting requires management to include estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received; and estimates on capital projects which are in progress where actual costs have not been received at a specific reporting date.
NEW ACCOUNTING POLICIES
The Company adopted the provisions of CICA Sections 3855 Financial Instruments – Recognition and Measurement, 3861 Financial Instruments – Presentation and Disclosure 3865 Hedges and 1530 Comprehensive Income, on January 1, 2007, which addresses the classification, recognition and measurement of financial instruments and hedges in the financial statements and the inclusion of other comprehensive income. These sections were adopted on a prospective basis without respective restatement of prior periods.
FUTURE ACCOUNTING CHANGES
The CICA issued new accounting standards: Section 1535, Capital Disclosures, Section 3862 Financial Instruments — Disclosures, and Section 3863 Financial Instruments – Presentation. These standards will be effective January 1, 2008.
Section 1535 Capital Disclosures establishes standards for disclosing information about an entity’s capital and how it is managed. The Section specifies disclosure about objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance.
Sections 3862 Financial Instruments Disclosure and 3863 Financial Instruments – Presentation, establish standards to revise and enhance disclosure on financial instruments. These standards require entities to provide disclosure in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments and how the entity manages those risks. The standards establish presentation guidelines for financial instruments and non-financial derivatives and deals with the classification of financial instruments from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and liabilities are offset.
The Company is currently assessing the impact of these standards on its financial statements. However, it is not anticipated that the adoption of these new standards will impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
On November 23, 2007, the ASC and the securities commissions in the other jurisdictions in which Petroflow is registered, exempted Venture Issuers from certifying disclosure controls and procedures as well as Internal Controls over Financial Reporting as of December 31, 2007, and thereafter. Since the Company is a Venture Issuer it is now required to file “basic certificates”, which it has done for the year ended December 31, 2007.

Changes to Internal Controls over Financial Reporting
Management has designed or caused to be designed under its supervision, internal controls over financial reporting related to the Company and its subsidiaries, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.